

April 12, 2022

Richard Wright
President, Chief Executive Officer
ALKALINE WATER Co INC
8541 E Anderson Drive, Suite 100/101
Scottsdale, Arizona 85255

> **Re: ALKALINE WATER Co INC**
> **Registration Statement on Form S-3**
> **Filed on April 1, 2022**
> **File No. 333-264079**

Dear Mr. Wright :

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Janice Adeloye at 202-551-3034 or Lilyanna Peyser at 202-551-3222 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Trade & Services